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SEC FILE NUMER
8- 70694

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TechSpeed Clearing LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30211 Avenida De Las Banderas
(No. and Street)

Rancho Santa Margarita	CA	92688
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fredric Obsbaum	(212) 897-1694	obsbaum@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TechSpeed Clearing LLC
Statement of Financial Condition
December 31, 2022

AFFIRMATION

I, Walter Peczon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Techspeed Clearing LLC as of 12/31/22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Walter Martin Peczon

Signature

CEO

Title



Marsha Walker

NOTARY PUBLIC
STATE OF TEXAS
MARSHA WALKER
ID NUMBER
7173818
COMMISSION EXPIRES
August 9, 2026

Notary Public Texas

Notarized online using audio-video communication

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of TechSpeed Clearing LLC
Rancho Santa Margarita, CA

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TechSpeed Clearing LLC (the "Company") as of December 31, 2022, the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as TechSpeed Clearing LLC's auditor since 2022.

New York, New York
February 27, 2023

1.

TechSpeed Clearing LLC

Statement of Financial Condition
December 31, 2022

Assets

Cash	$ 1,327,718
Fixed asset, net of accumulated depreiation of $562	1,967
Prepaid expenses and other assets	3,055
Total assets	**$1,332,740**

Liabilities and Members' Equity
Liabilities:

Accrued expenses and other liabilities	$ 16,141

Members' equity

Members' equity	1,316,599
Total liabilities and members' equity	**$1,332,740**

The accompanying notes are an integral part of this statement of financial condition.

TechSpeed Clearing LLC

Notes to Statement of Financial Condition
December 31, 2022

1. **Organization and Business**

   TechSpeed Clearing LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware. The Company was approved on February 9, 2022 as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company has been approved by FINRA to act as a correspondent clearing broker-dealer; however, the Company cannot commence business until such time as it is approved as a member of National Securities Clearing Corporation ("NSCC") and Depository Trust & Clearing Corporation ("DTCC"). It is currently awaiting approval from both organizations. As of December 31, 2022, the Company has not opened any customer accounts.

   Pacific Financial Group owns 99% of the company and an officer owns the remaining 1%.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from the estimates.

   Basis of Accounting
   Expenses are recorded on the accrual basis of accounting. The Company has not commenced operations and therefore has no revenues. At the time it commences operations it will record revenues on the accrual basis.

   Cash
   Cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. Cash on deposit in U.S. financial institutions may at times exceed federal insurance limits. The Company has not experienced any losses in the accounts and does not believe there to be any significant credit risk with respect to the deposits.

   Cash Segregated under Federal and Other Regulations
   The Company has established a segregated special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC). As the Company has no customers, the account did not have a balance as of December 31, 2022.

   Income Taxes
   The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members' for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

2. **Summary of Significant Accounting Policies (continued)**

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset and certain off-balance sheet exposures.

The Company will consider factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining any allowance for credit losses.

The Company did not have any accounts receivable; therefore, it was not impacted by the guidance.

Fixed Assets

Computer equipment, software and furniture are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

3. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method of computing its net capital. Under this method, net capital as defined, shall not be less than $250,000. At December 31, 2022, the Company had net capital of approximately $1,311,000 which exceeded requirements by approximately $1,061,000.

The Company has not as yet commenced operations and has not opened any customer accounts. It is waiting for approvals from NSCC and DTCC to begin operations and as such has not cleared any transactions resulting in it holding customers' cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

4. **Concentration Risk**

Approximately 98% of the Company's liquid assets are held at one major financial institution.

The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

As of December 31, 2022, the Company had no commitments or contingencies that required disclosure.

5. **Continuing Operations**

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company has a net loss for the year ended December 31, 2022.

The Company has applied to become a member of DTCC. Without DTCC membership it cannot begin operations and effectively cannot produce revenue. The Company; therefore, has not opened any customer accounts.

When it receives membership approval the majority owner will contribute the necessary funds to meet the DTCC deposit requirement.

It is the intention of the majority member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.